[Letterhead of Simpson Thacher & Bartlett LLP]

January 18, 2018

VIA EDGAR

Re:	Gates Industrial Corporation plc
Registration Statement on Form S-1
Filed December 27, 2017
Amendment No. 1 to Registration Statement on Form S-1 Filed January 8, 2018
Amendment No. 2 to Registration Statement on Form S-1 Filed January 12, 2018
File No. 333-222310

Geoff Kruczek, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kruczek:

On behalf of Gates Industrial Corporation plc (“Gates”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of its ordinary shares. Amendment No. 3 includes a revised Exhibit 5.1, section 4 of which has been revised to remove qualification (B) in response to the comment from the Staff of the Division of Corporation Finance delivered via telephone conversation on January 17, 2018.

Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission
Amanda Ravitz
Caleb French
Kristin Lochhead
Gary Todd

Gates Industrial Corporation plc
Jamey S. Seely
David H. Naemura

Simpson Thacher & Bartlett LLP
Jonathan R. Ozner

Davis Polk & Wardwell LLP
Michael Kaplan